Exhibit A

Mr. Zolfaghari also directly owns employee stock options to purchase shares of Class A Common Stock as follows:

Option to purchase 5,000 shares with (i) exercise price of $441.25 per share, (ii) vesting in five equal annual installments beginning on 06/30/2001 and (iii) expiration on 06/09/2010

Option to purchase 400 shares with (i) exercise price of $215.00 per share, (ii) vesting as follows: 80 on 04/01/2001, 80 on 10/01/2001, 80 on 10/01/2002, 80 on 10/01/2003 and 80 on 10/01/2004 and (iii) expiration on 10/17/2010